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(SIDLEY LOGO)      SIDLEY AUSTIN LLP   BEIJING       GENEVA       SAN FRANCISCO
SIDLEY AUSTIN LLP  ONE SOUTH DEARBORN  BRUSSELS      HONG KONG    SHANGHAI
                   CHICAGO, IL 60603   CHICAGO       LONDON       SINGAPORE
                   (312) 853 7000      DALLAS        LOS ANGELES  TOKYO
                   (312) 853 7036 FAX  FRANKFURT     NEW YORK     WASHINGTON, DC
                                       FOUNDED 1866

January 18, 2006

Mr. Michael McTiernan
     Special Counsel
Ms. Amanda McManus
     Attorney-Advisor
United States Securities and
     Exchange Commission
100 "F" Street, N.W.
Washington, D.C. 20549

     Re: Man-AHL 130, LLC (the "Man-AHL")
         Registration Statement Amendment No. 5
         File No. 333-126172

Dear Mr. McTiernan and Ms. McManus:

          We thank the Staff for its December 12, 2006 comment letter with respect to Man-AHL's Registration Statement Amendment No. 5. We have repeated below verbatim -- for your convenience of reference -- the Staff's comments which are followed by our responses.

          General

          1. We note that the managing member has determined to purchase the necessary amount of Class A units at the end of the initial offering period to ensure that the fund has a minimum capitalization of $15 million. Please clarify whether the managing member is obligated to make such a purchase and, if it is, whether it has signed an agreement evidencing this obligation. In addition, please disclose whether it has any obligation to make further contributions if the capitalization of the fund decreases below the $15 million level following the initial offering period.

          The Managing Member is not obligated to make any purchase of Units in Man-AHL, has not signed any agreement evidencing any such obligation or received a confirmation of having purchased any securities. Rather, the Managing Member has simply disclosed its intent to purchase Units once they are available. Pursuant to CFTC Regulation 4.24(t), the extent of a commodity pool operator's ownership in the offered pool is a required disclosure in the pool's CFTC disclosure document. Here, the Managing Member, as commodity pool operator of Man-AHL, satisfies that disclosure obligation by disclosing its intent to purchase. While not obligated to make any such purchase, any subsequent determination by the Managing Member not to make the purchase disclosed would constitute a material change in the information set forth in the Prospectus necessitating the filing of a Post-Effective Amendment. Although we do not believe further disclosure is necessary--an affirmative

 Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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January 18, 2006
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statement of intent to purchase Units in an amount the Managing Member believes will assure that Man-AHL commences operations with minimum optimal capitalization does not, ipso facto, imply any intent or obligation to continue to purchase Units in order to maintain any particular minimum capitalization or beg for negative disclosures--we propose to add the following language to the final commercial prospectus of Man-AHL, to be filed with the Commission pursuant to Rule 424(c), where references to the Managing Member's purchase intent is disclosed: "Although the Managing Member intends to purchase Class A Units as described [[above]], any purchase of Units by the Managing Member is discretionary on the part of the Managing Member, and the Managing Member is under no obligation to purchase Units if the net asset value of Man-AHL 130 falls below $15,000,000."

          2. Please tell us whether it is your intent that the managing member's contemplated investment in Class A units be included in the units registered pursuant to this registration statement. If this is your intent, please tell us why you believe that registration of these units is appropriate, since it appears that you have commenced the offering to the managing member privately.

          We reiterate our reply in the response letter of November 29, 2006:

               "A managing member's contribution was contemplated by the Managing Member prior to the organization of Man-AHL, the amount of which was initially, and remains, undetermined. (See Article IV of Man-AHL's operating agreement at page A-6 of Man-AHL's Registration Statement filed June 28, 2005.) Thus we do not believe that Man-AHL has made an offer and sale of securities to its Managing Member. Rather, we believe that the Managing Member is simply stating a promise to prospective investors to acquire, once available, securities in a minimum amount to assure adequate capitalization of Man-AHL to operate as described in the Prospectus and to align the Managing Member's interests with those of unaffiliated investors (which is the point of the NASAA requirement). In the event the Staff nevertheless believes that an offer and sale by Man-AHL to its promoter may have been made, such an offer and sale would be related to a pre-organization subscription, akin to a general partner's general liability contribution to a limited partnership, and exempt from registration under Section 4(2) of the Securities Act of 1933. Such an offer and sale of securities would have been negotiated privately by the Managing Member and Man-AHL. The Managing Member would take "restricted securities" within the meaning of Securities Act Rule 144(a)(3), and any such offer and sale of securities to the promoter responsible for founding the issuer under such circumstances axiomatically would not involve any public offering and would therefore be exempt from registration under
     Section 4(2)."

          We do wish to point out to the Staff that it is universal for the sponsor of public commodity pools to make an initial investment in the pool (in fact, doing so is required by the Blue Sky guidelines), and this investment has, in our experience, not been treated as part of the offering. We also wish to point out that, while we believe that the issuer has not, in fact, offered its securities to the Managing Member as part of the registered offering, even if an offer had

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January 18, 2006
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taken place it would be in full compliance with the Securities Act of 1933. At most, Man-AHL has solicited its sponsor, the Managing Member, orally following the filing of the Registration Statement, which is entirely permissible under
Section 5(b)(1) of the Securities Act of 1933. Finally, although, as stated, we do not believe there has yet been any sale of securities to the Managing Member, in an effort to allay any fears the Staff may have with respect to the Managing Member's participation in a distribution of securities acquired privately from Man-AHL--which we do not believe, for reasons stated herein and in our November 29, 2006 letter to the Staff, is the case--the Managing Member is willing to treat any such Units it does purchase as a deduction from the number of registered Units available, while we are also willing to treat these Units as "restricted securities" within the meaning of Rule 144(a)(3). We hope that these undertakings will address the Staff's concerns.

                                   ----------

          The staff of the National Futures Association has completed its review of Man-AHL's disclosure document and has no further comments, and the NASD has issued a no-objections letter in respect of the offering. If it would be helpful or convenient for the Staff, we would be eager to confer with the Staff either in person or by telephone, in an effort to resolve any outstanding issues.

          If the Staff has any questions or would like any further information on this or related topics, please do not hesitate to call the undersigned (312-853-7261) or Mr. James Biery (312-853-7557).

          Again, we express our gratitude to the Staff for its patience in reviewing this filing.

Sincerely,

David R. Sawyier